EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share for the three and six months ended June 30, 2006 and 2007 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three and six month periods ended June 30, 2006 and 2007, in thousands except for earnings per share:

	Three months		Six months
	ended June 30,		ended June 30,
	2006	2007	2006	2007
Net income from continuing operations	$629	$1,923	$2,891	$4,950
Income (loss) from discontinued operations	74	32	(3,923)	426

Net income (loss)	$703	$1,955	$(1,032)	$5,376

Weighted average number of common shares outstanding for basic EPS computation	18,545	18,963	18,514	18,864
Effect of dilutive securities:
Stock options	357	479	374	500

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	18,902	19,442	18,888	19,364

Basic earnings (loss) per common share (a):
Continuing operations	$0.03	$0.10	$0.16	$0.26
Discontinued operations	—	—	(0.20)	0.02

Net income (loss)	$0.04	$0.10	$(0.04)	$0.28

Diluted earnings (loss) per common share (a):
Continuing operations	$0.03	$0.10	$0.15	$0.26
Discontinued operations	—	—	(0.20)	0.02

Net income (loss)	$0.04	$0.10	$(0.05)	$0.28

     Options to purchase approximately 150,000 shares were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2006 because the effect would be antidilutive.
     Options to purchase approximately 36,000 shares were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2007, because the effect would be antidilutive.
     The convertible junior subordinated debenture is convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.
     (a) Earnings per share are computed independently for each category of earnings presented. Therefore, the sum of earnings (loss) per share from continuing and discontinued operations may not equal net income (loss) per share due to rounding.